One National Life Drive, Montpelier, Vermont 05604 www.sentinelinvestments.com

Lisa Muller

Corporate Secretary

Sentinel Group Funds, Inc.

Sentinel Variable Products Trust

Sr. Counsel and Chief Operating Officer

Sentinel Asset Management, Inc.

Bus         (802) 229-7410

Fax         (802) 229-3743

E-mail     lmuller@nationallife.com

December 1, 2016

Via EDGAR

Megan Miller Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Sentinel Group Funds, Inc. (File No. 811-214) and Sentinel Variable Products Trust (File No. 811-9917)

Dear Ms. Miller:

On behalf of Sentinel Group Funds, Inc., (the “Corporation”) and Sentinel Variable Products Trust (“SVPT”, and together the “Registrants” and each individually, a “Registrant”, and the individual series of the Registrants each a “Fund”), below are responses to the comments provided telephonically by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Lisa Muller of Sentinel and Carol Whitesides of Sidley Austin LLP via a telephone conference with Megan Miller on October 26, 2016 (the “Comments”), regarding the Corporation’s filing on Form N-CSR of its Annual Report for the fiscal year ended November 30, 2015, and SVPT’s filing on Form N-CSR of its Annual Report for the fiscal year ended December 31, 2015. Set forth below is a summary of the comments provided and the Registrants’ responses.

The Corporation and SVPT

Comment 1:	Please confirm whether any director/trustee fees are payable at the respective period end for each Registrant. If such fees are payable at the period end, it should be disclosed pursuant to Regulation S-X.

Response:	Director/trustee fees are payable at the respective period end for each Registrant. In the future, each Registrant will add a separate line item in its respective Statement of Assets and Liabilities for the respective period end.

Comment 2:	The Staff notes that certain Funds were invested at year end in shares of other investment companies. In the future, when a Fund is invested in shares of other investment companies, please disclose the share class in which the fund is invested.

Response:	In the future, the Registrants will disclose the share class of investment companies in which a Fund invests.

Comment 3:	The Staff notes that, for certain Funds, the investment management fee is subject to waivers. Are any of the waived fees subject to recoupment? If so, please disclose the terms and amounts that are subject to recoupment.

Response:	Certain of the existing fee waiver agreements contain provisions allowing for recoupment of waived fees under certain circumstances. The Funds will add the following (or substantially similar) language to the fee waiver disclosure in the “Notes to Financial Statements” in subsequent semi-annual and annual reports to shareholders, where applicable:

“Certain of the fee waiver agreements contain provisions allowing for recoupment of waived fees or expenses reimbursed under certain circumstances. Recoupment of fees waived and expenses reimbursed is limited to the lesser of the applicable expense cap, if any, in effect at the time of the waiver and the applicable expense cap, if any, in effect at the time of recoupment, and any recoupment must occur within three years from the date of the related waiver or reimbursement.”

If any amounts are eligible for recoupment under the terms of the fee waiver agreement, such information will also be disclosed.

Sentinel Group Funds, Inc.

Comment 4:	The Staff notes that the Total Return Bond Fund had a return of capital at 11/30/2015. Please confirm that the Fund complied with Section 19(a) of the Investment Company Act of 1940, as amended, in connection with such return of capital.

Response:	The distribution in question was not known to be a return of capital distribution until January 2016, when the Funds began their tax work for the 2015 fiscal year and therefore, a Section 19(a) notice was not sent. The return of capital distribution resulted from a required increased ordinary distribution in December 2014, the first month of the 2015 fiscal year, to avoid paying excise taxes, coupled with the fact that the Fund generated distributable realized capital gains in fiscal 2014 as compared to realized capital losses in fiscal 2015.

The return of capital distribution in the amount of $77,444 represents only 0.46% of the Fund’s total fiscal 2015 distributions of $16,990,496, less than $.01 per share.

CONFIDENTIAL	Page 2 of 4	December 1, 2016

We note that the Form 1099-DIV for tax year 2015 provided to Fund shareholders included, in box (3), an amount representing nondividend distributions.  IRS Form 8937 (Report of Organizational Actions Affecting Basis of Securities) was also posted to Sentinel Investments’ public website on January 15, 2016.

Comment 5:	The Staff notes that investing in Master Limited Partnerships (“MLPs”) is included as a principal risk of investing in Sentinel Multi-Asset Income Fund. To the extent the Fund invests in MLPs, please indicate which securities listed on the Schedule of Investments are investments in MLPs. To the extent the Fund is not invested in MLPs and does not intend to do so, please consider removing investments in MLPs as a principal risk (and strategy) of the Fund.

Response:	The Fund has not invested in common units of MLPs during the last two fiscal years. The investment team evaluates potential investments in MLPs from time to time, but at this time does not anticipate holding in excess of 5% of the Fund’s assets in MLPs in the near future. We will review our principal risk disclosure and make modifications accordingly.

Comment 6:	The Staff notes that the Multi-Asset Income Fund, the Unconstrained Bond Fund and the Low Duration Fund each invested in futures during the fiscal period ended November 30, 2015. Given the strategies and gains/losses from derivatives, please consider disclosing the impact of these strategies and instruments in the MDFP for the effected Funds. The Staff references to the letter from Barry Miller to the Investment Company Institute dated July 30, 2010 relating to Derivatives-Related Disclosures by Investment Companies.

Response:	Each of these Funds will include disclosure regarding the impact of its futures trading during the fiscal year ending November 30, 2016 in the MDFP included in the November 30, 2016 annual report.

Comment 7:	Please confirm whether any of the Funds have executed any trades pursuant to Rule 17a-7 under the 1940 Act during the fiscal year ended November 30, 2015. If any Fund has executed a Rule 17a-7 trade and has not disclosed the transaction pursuant to ASC 850-10-50, please (i) explain in correspondence the reason why the disclosure was not included and (ii) confirm that the transactions were performed in accordance with Rule 17a-7, including appropriate Board oversight of the program.

Response:	The Funds did execute trades pursuant to Rule 17a-7 under the 1940 Act during the fiscal year ended November 30, 2015. Disclosure pursuant to ASC 850-10-50 regarding the trades was inadvertently omitted from the annual report to shareholders for the period ending November 30, 2015. The applicable disclosure will be included in the annual report to shareholders for the period ending November 30, 2016.

CONFIDENTIAL	Page 3 of 4	December 1, 2016

At the time the transactions were effected, they were effected in accordance with the Funds’ compliance procedures and practices, and the transactions were subsequently approved by the Board of Directors of the Funds.

The Funds were the subject of a routine SEC exam during the summer of 2015, with the on-site portion of the review being conducted from June 15, 2015 to June 26, 2015. The SEC provided written examination findings to the Funds in January 2016. The Funds provided their response to the SEC’s written examination findings on February 20, 2016, discussing the method used to determine the price at which to effect inter-fund transactions. In their response, the Funds confirmed that any future inter-fund transactions where the price is determined pursuant to Rule 17a-7(b)(4) would be effected using the average of the highest independent bid and the lowest independent offer obtained after reasonable inquiry.

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Please do not hesitate to contact me at (802) 229-7410 or Carol Whitesides of Sidley Austin LLP at (212)-839-7316 if you have comments or if you require additional information.

Respectfully submitted,

/s/ Lisa Muller

Lisa Muller

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